UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                          Form 40-F ☐

Enclosure: A press release dated September 11, 2023 announcing the resignation of Murat Erkan as Chief Executive Officer of Turkcell.

Istanbul, September 11, 2023

Announcement Regarding the Change in Management (CEO)

Murat Erkan, who has been serving as the Turkcell CEO since March 15, 2019, has decided to resign from his position, effective as of September 11, 2023.

We thank Murat Erkan, who has undertaken senior managerial positions within the Turkcell Group for over 15 years and accomplished successful endeavors, for his contributions to date; and we wish him success in his future business and personal life.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 13, 2023	By:	/s/ Beren Erdem Hamaratgil
Name: Beren Erdem Hamaratgil Title: Investor Relations Associate Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 13, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer (Acting)